EXHIBIT A
                                                                      ---------


                             Koor Industries Limited
                            (An Israeli Corporation)

Interim Consolidated Financial Statements as at June 30, 2002
-------------------------------------------------------------------------------


Contents


                                                                       Page
                                                                       ----


Review Report of Interim Consolidated Financial Statements                2

Interim Consolidated Financial Statements:

Balance Sheets                                                            3

Statements of Income                                                      4

Statements of Shareholders' Equity                                      5-9

Statements of Cash Flows                                              10-15

Notes to the Financial Statements                                     16-25

THE BOARD OF DIRECTORS
KOOR INDUSTRIES LIMITED

Review report of unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2002, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the six month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at June 30, 2002 constitute 50% of the total consolidated assets and whose revenues for the six months then ended constitute 53% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2002 totaled approximately NIS 238 million and the equity of Koor in their losses for the six months then ended totaled approximately NIS 4 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 19, 2002


Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002

                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 1B)
                                                        June 30                           December 31            June 30
                                                           2002               2001               2001               2002
                                                        Unaudited                             Audited          Unaudited
                                                        ---------             ----            -------          ---------
                                                                 NIS thousands                           US$ thousands
                                                                                                         -------------
Assets
Current assets
Cash and cash equivalents                                 999,630            921,914           855,732            209,610
Short-term deposits and investments                       810,717            718,737           641,153            169,997
Trade receivables                                       2,209,993          2,531,298         2,241,661            463,408
Other accounts receivable                                 574,829           *601,138           579,114            120,535
Assets designated for sale                                 45,745            *38,457           282,740              9,592
Inventories and work in progress,
 net of customer advances                               1,973,562          1,949,968         1,867,145            413,831
                                                                                                                ---------

Total current assets                                    6,614,476          6,761,512         6,467,545          1,386,973
                                                                                                                ---------
Investments and long-term
 receivables
Investments in affiliates                               1,324,066          1,920,437         1,435,523            277,640
Other investments and receivables                         785,562          1,256,987         1,154,694            164,723
                                                                                                                 ---------
                                                        2,109,628          3,177,424         2,590,217            442,363
                                                                                                                 ---------
Fixed assets
Cost                                                    6,277,483          6,287,635         6,059,277          1,316,311
Less - accumulated depreciation                         3,021,413          2,921,810         2,882,843            633,553
                                                                                                                ---------
                                                        3,256,070          3,365,825         3,176,434            682,758
                                                                                                                ---------
Intangible assets and deferred
 expenses after amortization                            1,700,450         *1,418,456         1,460,576            356,563
                                                                                                                ---------


                                                                                                                ---------
                                                       13,680,624         14,723,217        13,694,772          2,868,657
                                                                                                                =========


*        Reclassified.


The accompanying notes are an integral part of the financial statements.

                                                                                           Koor Industries Limited
                                                                                           (An Israeli Corporation)
-----------------------------------------------------------------------------------------------------------------------

                                                                                                            Convenience
                                                                                                            translation
                                                                                                              (Note 1B)
                                                            June 30                     December 31           June 30
                                                               2002        2001                2001              2002
                                                          Unaudited                         Audited         Unaudited
                                                          ---------        ----             -------         ---------
                                                                  NIS thousands                           US$ thousands
                                                                                                          -------------
Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                            2,332,963          3,389,923         1,843,112            489,193
Trade payables                                          1,406,169          1,456,504         1,361,843            294,856
Other payables                                          1,280,885          1,291,628         1,072,796            268,586
Customer advances, net of work in
 progress                                                 316,102            222,816           297,518             66,283
Total current liabilities                               5,336,119          6,360,871         4,575,269          1,118,918

Long-term liabilities
Net of current maturities:
Bank loans                                              3,721,193          3,588,336         4,597,014            780,288
Other loans                                               108,635            133,010           109,820             22,779
Debentures                                                      -             17,467                 -                  -
Convertible debentures                                    404,769             38,895           313,666             84,875
Customer advances                                         174,798             85,532            73,509             36,653
Deferred taxes                                            159,083           *198,701           196,430             33,358
Liability for employee severance
 benefits, net                                            214,122            289,838           203,731             44,899
Unguaranteed deficiency in
 shareholders' equity of subsidiary                             -           (221,760)                -                  -
Total long-term liabilities                             4,782,600          4,130,019         5,494,170          1,002,852

Liability for acquisition of
 subsidiaries' shares                                           -             95,971                 -                  -

Minority Interest                                       1,465,228          1,214,611         1,391,379            307,240

Shareholders' Equity                                    2,096,677          2,921,745         2,233,954            439,647
                                                        ---------          ---------         ---------            -------

                                                       13,680,624         14,723,217        13,694,772          2,868,657
                                                       ==========         ==========        ==========          =========



August 19, 2002
                                                          Jonathan Kolber                          Yuval Yanai
                                                       CEO and Vice Chairman                Executive Vice President
                                                     of the Board of Directors                       and CFO


                                                                                            Koor Industries Limited
                                                                                           (An Israeli Corporation)

Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------
In terms of NIS of June 2002

                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 1B)
                                                                                               Year ended        Six months
                               Six months ended June 30      Three months ended June 30       December 31             ended
                                        2002           *2001          2002           *2001           2001              2002
                                      Unaudited                       Unaudited                   Audited         Unaudited
                                      ---------                       ---------                   -------         ---------
                                    NIS thousands                           NIS thousands                     US$ thousands

Income from sales and
 services                          3,804,459       3,632,346       1,817,314       1,711,943       7,593,019         797,748
Cost of sales and revenues         2,818,098       2,836,616       1,348,068       1,300,600     **5,864,392         590,920

Gross profit                         986,361         795,730         469,246         411,343       1,728,627         206,828

Selling and marketing
 expenses                            402,465         404,078         209,709         198,938       **830,668          84,393
General and
 administrative expenses             240,782         266,326         126,727         129,589         533,298          50,489

Operating income                     343,114         125,326         132,810          82,816         364,661          71,946
Financing expenses, net              283,948         181,804         135,714          14,709         439,946          59,540
                                      59,166         (56,478)         (2,904)         68,107         (75,285)         12,406
Other expenses, net                  (23,846)       (275,382)         (9,407)        (66,422)       (633,472)         (5,000)
Transfer to statement of
income
 of translation differences of
 autonomous investee in
 voluntary liquidation              (397,689)              -               -               -               -         (83,390)

(Loss) income before taxes
 on income                          (362,369)       (331,860)        (12,311)          1,685        (708,757)        (75,984)
Taxes on income                       66,624           4,553          18,144         (11,069)         39,504          13,970
                                    (428,993)       (336,413)        (30,455)         12,754        (748,261)        (89,954)
Group equity in the operating
 results of affiliates, net          (99,486)     (1,400,275)        (18,846)       (720,746)     (1,927,423)        (20,861)
                                    (528,479)     (1,736,688)        (49,301)       (707,992)     (2,675,684)       (110,815)
Minority interest in
 subsidiaries, net                   (53,250)        (14,770)        (22,723)        (24,364)          8,513         (11,166)

Net loss from continuing
 operations                         (581,729)     (1,751,458)        (72,024)       (732,356)     (2,667,171)       (121,981)
Results of discontinuing
 operations, net                           -         (29,788)              -         (13,105)        (29,788)              -

Net loss for the period             (581,729)     (1,781,246)        (72,024)       (745,461)     (2,696,959)       (121,981)


                                          NIS             NIS             NIS             NIS             NIS             US$

Loss per NIS 1 par value
   of the ordinary capital:

Continuing operations                (38,339)       (115,285)         (4,748)        (48,202)       (175,605)         (8,039)
Discontinuing operations                   -          (1,961)              -            (863)         (1,961)              -

                                     (38,339)       (117,246)         (4,748)        (49,065)       (177,566)         (8,039)


*        Restated.
**       Reclassified.

The accompanying notes are an integral part of the financial statements.



                                                                             Koor Industries Limited
                                                                             (An Israeli Corporation)

Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------
In terms of NIS of June 2002



                                                                Number of
                                                                 ordinary           Share         Capital
                                                                   shares         capital        reserves

-----------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                       15,168,884         574,318       2,608,625

Changes during the six months ended
   June 30, 2002 (Unaudited):

Net loss for the period                                                -               -               -
Exercise of stock options to employees                             4,493               -               -
Cumulative foreign currency translation
 adjustments                                                           -               -               -
Transfer to statement of income of translations
 differences of autonomous investee in voluntary
 liquidation                                                           -               -               -

Balance as at June 30, 2002 (Unaudited)                       15,173,377         574,318       2,608,625


(TABLE CONTINUED)
                                                                    Company      Cumulative
                                                             shares held by         foreign
                                                                the company        currency                           Total
                                                                        and     translation        Retained   Shareholders'
                                                               subsidiaries     adjustments            loss          Equity
                                                                     NIS thousands
----------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                           (277,189)       (426,199)       (245,601)      2,233,954

Changes during the six months ended June 30, 2002 (Unaudited):
Net loss for the period                                                  -               -        (581,729)       (581,729)
Exercise of stock options to employees                                   -               -               -               -
Cumulative foreign currency translation
 adjustments                                                             -          46,763               -          46,763
Transfer to statement of income of translations
 differences of autonomous investee in voluntary
 liquidation                                                             -         397,689               -         397,689

Balance as at June 30, 2002 (Unaudited)                           (277,189)         18,253        (827,330)      2,096,677


The accompanying notes are an integral part of the financial statements.



                                                                             Koor Industries Limited
                                                                             (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------
In terms of NIS of June 2002

                                                                Number of
                                                                 ordinary           Share         Capital
                                                                   shares         capital        reserves
                                                                   ------         -------        --------

Balance as at April 1, 2002 (Unaudited)                       15,173,377         574,318       2,608,625

Changes during the three months ended June 30, 2002 (Unaudited):
Net loss for the period                                                -               -               -
Cumulative foreign currency translation
 adjustments                                                           -               -               -

Balance as at June 30, 2002 (Unaudited)                       15,173,377         574,318       2,608,625


(TABLE CONTINUED)
                                                                     Company      Cumulative
                                                              shares held by         foreign
                                                                 the company        currency                           Total
                                                                         and     translation        Retained   Shareholders'
                                                                subsidiaries     adjustments            loss          Equity
                                                                ------------     -----------            ----          ------
                                                                      NIS thousands

Balance as at April 1, 2002 (Unaudited)                            (277,189)         73,084        (755,306)      2,223,532

Changes during the three months ended June 30, 2002 (Unaudited
Net loss for the period                                                   -              -          (72,024)        (72,024)
Cumulative foreign currency translation
 adjustments                                                              -         (54,831)              -         (54,831)

Balance as at June 30, 2002 (Unaudited)                            (277,189)         18,253        (827,330)      2,096,677



The accompanying notes are an integral part of the financial statements.


                                                                                             Koor Industries Limited
                                                                                            (An Israeli Corporation)


Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002
                                                                                                                  Company
                                                                                                           shares held by
                                                                Number of                                     the company
                                                                 Ordinary           Share         Capital             and
                                                                   Shares         capital        reserves    subsidiaries
                                                              ------------        -------        --------    ------------
                                                                                         NIS thousands

Balance as at January 1, 2001 (Audited)                       15,192,379         574,318       2,608,475        (277,189)

Changes during the six months ended
   June 30, 2001 (Unaudited):

Net loss for the period                                                -               -               -               -
Exercise of stock options granted to Israeli banks                     -             * -             122               -
Cumulative foreign currency translation adjustments                    -               -               -               -

Balance as at June 30, 2001 (Unaudited)                       15,192,379         574,318       2,608,597        (277,189)

Balance as at April 1, 2001 (Unaudited)                       15,192,379         574,318       2,608,597        (277,189)

Changes during the three months ended
   June 30, 2001 (Unaudited):
Net loss for the period                                                -               -               -               -
Cumulative foreign currency translation adjustments                    -               -               -               -

Balance as at June 30, 2001 (Unaudited)                       15,192,379         574,318       2,608,597        (277,189)



(TABLE CONTINUED)
                                                                       Company      Cumulative
                                                                shares held by         foreign
                                                                   the company        currency                           Total
                                                                           and     translation        Retained   Shareholders'
                                                                  subsidiaries     adjustments        earnings          Equity
                                                                  ------------     -----------        --------          ------
                                                                                      NIS thousands

Balance as at January 1, 2001 (Audited)                              (277,189)       (714,706)      2,451,358       4,642,256

Changes during the six months ended June 30, 2001 (Unaudited):
Net loss for the period                                                     -               -      (1,781,246)     (1,781,246)
Exercise of stock options granted to Israeli banks                          -               -               -             122
Cumulative foreign currency translation adjustments                         -          60,613               -          60,613

Balance as at June 30, 2001 (Unaudited)                              (277,189)       (654,093)        670,112       2,921,745

Balance as at April 1, 2001 (Unaudited)                              (277,189)       (571,033)      1,415,573       3,750,266

Changes during the three months ended June 30, 2001 (Unaudited
Net loss for the period                                                     -               -        (745,461)       (745,461)
Cumulative foreign currency translation adjustments                         -         (83,060)              -         (83,060)

Balance as at June 30, 2001 (Unaudited)                              (277,189)       (654,093)        670,112       2,921,745

* Represents an amount lower than NIS 1,000.


                                                                               Koor Industries Limited
                                                                              (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002


                                                             Number of
                                                              ordinary           Share         Capital
                                                                shares         capital        reserves
                                                             ---------         -------        --------

Balance as at January 1, 2001 (Audited)                       15,192,379         574,318       2,608,475

Changes during 2001 (Audited):
Net loss for the year                                                  -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             150
Expiring options granted to Israeli banks                        (23,495)              -               -
Cumulative foreign currency translation adjustments                    -               -               -

Balance as at December 31, 2001 (Audited)                     15,168,884         574,318       2,608,625


(TABLE CONTINUED)
                                                                             Cumulative
                                                                Company         foreign
                                                                 shares        currency                               Total
                                                                held by     translation      Retained         Shareholders'
                                                           subsidiaries     adjustments      earnings (loss)         Equity
                                                           ------------     -----------      ---------------         ------

                                                                    NIS thousands

Balance as at January 1, 2001 (Audited)                          (277,189)       (714,706)      2,451,358       4,642,256

Changes during 2001 (Audited):
Net loss for the year                                                    -              -      (2,696,959)     (2,696,959)
Exercise of stock options granted to Israeli banks                      -               -               -             150
Expiring options granted to Israeli banks                               -               -               -               -
Cumulative foreign currency translation adjustments                     -         288,507               -         288,507

Balance as at December 31, 2001 (Audited)                        (277,189)       (426,199)       (245,601)      2,233,954


* Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.



                                                                               Koor Industries Limited
                                                                               (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)




                                                                                    Share         Capital
                                                                                  capital        reserves
                                                                                                Convenience
                                                                                ----------      -----------
Balance as at January 1, 2002 (Audited)                                          120,427         546,996

Changes during the six months ended June 30, 2002 (Unaudited):
Net loss for the period                                                                -               -
Cumulative foreign currency translation
 adjustments                                                                           -               -
Transfer to statement of income of translations
 differences of autonomous investee in voluntary
 liquidation                                                                           -               -

Balance as at June 30, 2002 (Unaudited)                                          120,427         546,996


(TABLE CONTINUED)
                                                                          Company      Cumulative
                                                                   shares held by         foreign
                                                                      the company        currency                           Total
                                                                              and     translation        Retained   Shareholders'
                                                                     subsidiaries     adjustments            loss          Equity
                                                                      translation (Note 1B) - US$ thousands
                                                                      -----------------------------------------------------------
Balance as at January 1, 2002 (Audited)                                  (58,123)        (89,368)        (51,499)        468,433

Changes during the six months ended June 30, 2002 (Unaudited):
Net loss for the period                                                        -               -        (121,981)       (121,981)
Cumulative foreign currency translation
 adjustments                                                                   -           9,805               -           9,805
Transfer to statement of income of translations
 differences of autonomous investee in voluntary
 liquidation                                                                   -          83,390               -          83,390

Balance as at June 30, 2002 (Unaudited)                                  (58,123)          3,827        (173,480)        439,647




The accompanying notes are an integral part of the financial statements.


                                                                                              Koor Industries Limited
                                                                                              (An Israeli Corporation)

----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

In terms of NIS of June 2002
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30  Three months ended June 30            December 31           ended
                                           2002       2001            2002              2001             2001   June 30, 2002
                                  --------------------------------------------------------------------------------------------
                                      Unaudited                      Unaudited                       Audited        Unaudited
                                  --------------------------------------------------------------------------------------------
                                    NIS thousands              NIS thousands                                    US$ thousands
------------------------------------------------------------------------------------------------------------------------------

Cash flows generated by operating
 activities:

Net loss for the period             (581,729)     (1,781,246)        (72,024)       (745,461)     (2,696,959)       (121,981)

Adjustments to reconcile net
 income to net cash flows
 generated by operating
 activities (a)                      982,380       1,728,382         543,276         845,986       3,149,721         205,993
                                     -------       ---------         -------         -------       ---------         -------

Net cash inflow (outflow)
 generated by operating
 activities                          400,651         (52,864)        471,252         100,525         452,762          84,012
                                     -------         -------         -------         -------         -------          ------

Cash flows generated
 by investing activities:

Purchase of fixed assets            (150,364)       (295,200)        (74,694)       (104,890)       (468,920)        (31,529)

Investment grants in respect
 of fixed assets                       2,055          11,758           1,503           9,365          42,295             431

Investments in intangible
 assets and deferred expenses       (124,357)       (487,486)        (92,784)        (37,104)       (585,555)        (26,076)

Additional investment
 in subsidiaries                      (2,876)        (21,719)              -          (6,867)        (68,249)           (603)

Acquisition of initially
 consolidated subsidiaries (b)       (95,164)              -         (95,164)              -               -         (19,955)

Investments in affiliates            (12,596)        (42,874)        (12,345)        (40,211)        (47,072)         (2,641)

Investment in loans to affiliates       (438)           (497)           (438)            (58)         (1,533)            (92)

Repayment of loans from
 affiliates                              236             342               -             331             325              49

Proceeds from realization of
 investments in formerly
 consolidated subsidiaries,
 net of cash in those
 subsidiaries at
 the time they ceased being
 consolidated (c)                          -            (530)              -           1,041        (144,580)              -

Proceeds from realization
 of activities (d)                         -          35,993               -          35,993          35,993               -

Purchase of consolidated
 companies' shares by their
 consolidated companies                    -               -               -               -         (70,132)              -

Proceeds from sale of
 activities in the past               12,055          27,489           6,763           2,097         27,489            2,528

Proceeds from disposal of
 investments in investees             31,188           3,997           1,618           3,997         181,946           6,540

Proceeds from sale of
 fixed assets                        313,668          66,811         278,706          60,746          82,642          65,772

Investment in venture
 capital companies                   (37,779)       (109,285)        (11,793)        (22,653)       (156,302)         (7,922)

Change in investments and
 other receivables, net               (4,949)         18,232         (17,453)         16,519          16,613          (1,038)

Change in short term deposits
 and investments, net                221,157         (42,182)        153,889         (21,780)         53,125          46,374
                                     -------         -------         -------         -------          ------          ------

Net cash inflow (outflow)
 generated by investing
 activities                          151,836        (835,151)        137,808        (103,474)     (1,101,915)         31,838
                                     -------        --------         -------        --------      ----------          ------


The accompanying notes are an integral part of the financial statements.



                                                                                              Koor Industries Limited
                                                                                              (An Israeli Corporation)
Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                  ------------------------       --------------------------       -----------           -----
                                     2002            2001            2002          2001              2001      June 30, 2002
                                     ----            ----            ----          ----              ----      --------------
                                         Unaudited                       Unaudited                         Audited       Unaudited
                                         ---------                       ---------                         -------       ---------
                                       NIS thousands                          NIS thousands                     US$ thousands
                                       -------------                          -------------                     -------------

Cash flows generated by financing
 activities:
Proceeds from exercise of stock
 options granted to Israeli banks          -             122               -               -             150               -
Proceeds from issuance of
 shares to minority interests
 in subsidiaries                       2,990          19,844           1,628           8,073          58,744             627
Dividend paid to minority in
 subsidiaries                         (8,941)         (1,731)         (2,076)         (1,354)        (22,303)         (1,875)
Issued of preferred shares to
 minority interest of subsidiary           -          37,686               -               -          61,886               -
Payment of suppliers' credit
 for the purchase of fixed assets    (10,969)              -               -               -               -          (2,300)
Purchase of convertible
 debentures of subsidiary by
 its subsidiary                      (15,533)              -         (15,533)              -               -          (3,257)
Issuance of convertible
 debentures in subsidiary            139,775               -               -               -         261,927          29,309
Proceeds from long-term loans
 and other long-term liabilities     698,084         645,812         577,830         137,567       2,725,712         146,379
Repayment of long-term loans,
 debentures and other
 long-term liabilities            (1,098,832)       (222,897)       (714,662)       (186,555)     (1,954,479)       (230,411)
Credit from banks and
 others, net                        (125,377)        271,680         (66,645)        192,798        (728,886)        (26,290)
Net cash (outflow) inflow
 generated by financing
 activities                         (418,803)        750,516        (219,458)        150,529         402,751         (87,818)

Translation differences in
 respect of cash balances of
 autonomous foreign investees         10,214          14,773         (12,326)        (18,459)         57,494           2,142
Increase (decrease) in
 cash and cash equivalents           143,898        (122,726)        377,276         129,121        (188,908)         30,174
Balance of cash and cash
 equivalents at beginning
 of period                           855,732       1,044,640         622,354         792,793       1,044,640         179,436

Balance of cash and cash
 equivalents at end of period        999,630         921,914         999,630         921,914         855,732         209,610


The accompanying notes are an integral part of the financial statements.


                                                                                           Koor Industries Limited
                                                                                           (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                  ------------------------       --------------------------       -----------           -----
                                         2002          2001            2002          2001              2001   June 30, 2002
                                         ----          ----            ----          ----              ----   -------------
                                          Unaudited                 Unaudited                         Audited       Unaudited
                                          ---------                 ---------                         --------      ---------
                                       NIS thousands                          NIS thousands                     US$ thousands
                                       -------------                          -------------                     -------------
A.  Adjustments to reconcile
       net income to net cash
       generated by
       operating activities:

Income and expenses not involving
 cash flows:

Minority interest in
 Subsidiaries, net                    53,250          14,044          22,723          24,364          (9,239)         11,166

Dividend received from
  affiliates net of equity in
  the operating results               99,486       1,400,275          18,846         720,746       1,927,423          20,861

Depreciation and amortization        216,687         209,044         112,047         106,615         424,489          45,437

Deferred taxes                       (55,670)        (40,080)         (8,208)        (10,537)        (37,877)        (11,673)

Increase (decrease) in liability
 for employee severance
 benefits, net                         8,118         (26,111)           (222)          8,125        (113,384)          1,702

Capital losses (gains), net:

Fixed assets                         (27,078)            496           2,485             382           6,191          (5,678)

Investment in formerly
 consolidated subsidiaries                 -          (3,623)              -               -           5,889               -

Profit from realization
 of activities                             -          28,144               -          28,144          28,144               -

Investments in investee
 companies                              (972)         (2,867)           (972)         (4,009)         54,542            (204)

Translation differences of
 autonomous investee in
 voluntary liquidation               397,689               -               -               -               -          83,390

Inflationary erosion of
 principal of long-term
 loans and other liabilities          23,655           8,935         (19,251)        (69,217)        135,829           4,960

Inflationary erosion of
 principal of credit from
 banks and others                     (3,588)         (1,095)         (9,421)        (10,660)          7,622            (753)

Inflationary erosion of value of
 investments, deposits and loans
 receivable                           (5,463)         (9,557)          7,660           2,364         (33,085)         (1,145)

Changes in value of assets
 and investments                      36,243          82,250          23,634         (54,965)        182,490           7,600
                                      ------          ------          ------         -------         -------           -----

                                     742,357       1,659,855         149,321         741,352       2,579,034         155,663
                                     -------       ---------         -------         -------       ---------         -------


The accompanying notes are an integral part of the financial statements.



                                                                                                    Koor Industries Limited
                                                                                                   (An Israeli Corporation)

----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                  ------------------------       --------------------------       ------------          ------
                                         2002            2001            2002            2001            2001   June 30, 2002
                                         ----            ----            ----            ----            ----   -------------
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                         ---------                       ---------                    -------       ---------
                                       NIS thousands                           NIS thousands                    US$ thousands
----------------------------------------------------------------------------------------------------------------------------------
A.  Adjustments to reconcile
      net income to net cash
      flows generated by
     operating activities
(cont'd)

Changes in operating assets and liability items:

Decrease in trade receivables
 and other accounts receivable
 (after taking into account
 non-current receivables)             62,935         304,665         183,095         282,585         679,263          13,197

Decrease(increase) in
 inventories, works in
 progress less customer a
 dvances (including long-term
 customer advances and deposits)      83,045        (174,817)        111,664        (154,242)        (32,970)         17,413

Increase (decrease) in trade
 payables and other payables          94,043         (61,321)         99,196         (23,709)        (75,606)         19,720
                                     240,023          68,527         393,955         104,634         570,687          50,330

                                     982,380       1,728,382         543,276         845,986       3,149,721         205,993

B. Acquisition of newly
     consolidated
subsidiaries:

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital surplus,
 excluding cash and cash
 equivalents                           6,687               -           6,687               -               -           1,402

Fixed assets and investments         (37,384)              -         (37,384)              -               -          (7,839)

Long-term liabilities                 10,549               -          10,549               -               -           2,212

Contingent liability                  19,000               -          19,000               -               -           3,984

Excess of cost over net asset
 value upon acquisition              (94,016)              -         (94,016)              -               -         (19,714)

                                     (95,164)              -         (95,164)              -               -         (19,955)

The accompanying notes are an integral part of the financial statements.


                                                                                             Koor Industries Limited
                                                                                            (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                  ------------------------       --------------------------       -----------           -----
                                         2002            2001            2002            2001            2001   June 30, 2002
                                         ----            ----            ----            ----            ----   -------------
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                         ---------                       ---------                    --------      ---------
                                       NIS thousands                           NIS thousands                    US$ thousands
                                       -------------                           -------------                    --------------
C.  Proceeds from realization
      of investments in formerly
      consolidated subsidiaries,
      net of cash in those
      subsidiaries at the time
      they
      ceased being consolidated:

Assets and liabilities of formerly
 consolidated subsidiaries at
 the time they ceased being
 consolidated:

Working capital deficiency
 excluding cash and cash
 equivalents                               -          (5,245)              -               -        (257,934)              -

Fixed assets and investments               -           2,878               -               -          28,168               -

Long-term liabilities                      -             (86)              -               -         (54,805)              -

Minority interest in subsidiary
 as at date of sale                        -            (426)              -               -         (60,549)              -

Investments in affiliates                  -               -               -               -          (2,344)              -

Consideration not yet
 received from consolidation
 of companies                              -          (1,274)              -               -         (12,988)              -

Proceeds received in the period
 from sale of subsidiary                   -               -               -           1,041               -               -

Deficiency in capital of
 subsidiary without guarantee              -               -               -               -         221,761               -

Capital gain (loss) on sale of
 investments in subsidiaries               -           3,623               -               -          (5,889)              -

                                           -            (530)              -           1,041        (144,580)              -
D.   Proceeds from
       realization of activities

Working capital surplus
 excluding cash and
 cash equivalents                          -           3,703               -           3,703           3,703               -

Fixed assets                               -          69,347               -          69,347          69,347               -

Realization proceeds receivable            -          (8,913)              -          (8,913)         (8,913)              -

Capital loss from realization
 of activities                             -         (28,144)              -         (28,144)        (28,144)              -

                                           -          35,993               -          35,993          35,993               -


The accompanying notes are an integral part of the financial statements.

                                                                                                Koor Industries Limited
                                                                                               (An Israeli Corporation)


Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                  ------------------------       --------------------------       -----------           -----
                                       2002            2001            2002            2001            2001     June 30, 2002
                                       ----            ----            ----            ----            ----     -------------
                                           Unaudited                       Unaudited                    Audited       Unaudited
                                           ---------                       ---------                    -------       ---------
                                       NIS thousands                           NIS thousands                    US$ thousands
                                       -------------                           -------------                    -------------
E.   Non-cash operations:

Purchase of fixed assets                   -           3,159               -               -          25,517               -

Purchase of fixed and other
 assets in consideration of
 issuance to minority                 26,778               -          26,778               -               -           5,615

Purchase of other assets              21,241          28,294               -               -               -           4,454

Proceeds from sale of fixed
 assets, investees, in
 formerly consolidated
 subsidiaries and
 realization of activities                 -          14,584               -           8,913          48,822               -

Contingent liability in
  respect of purchase
  of subsidiary                       19,000               -          19,000               -               -           3,984

Proposed dividend to
 minority shareholders                19,307               -          19,307               -           5,793           4,048

Investments in subsidiaries                -               -               -               -           2,831               -



The accompanying notes are an integral part of the financial statements.


                                                        Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 1 - General

         A. These financial statements are as at June 30, 2002 and for the six-month and three-month periods then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2001 and their accompanying notes.

         B. The adjusted interim financial statements as at June 30, 2002, and for the six-months and three- months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.769). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


Note 2 - Principal accounting policies

         A. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2001. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.

         B. Influence of new accounting standards prior to their application

         Accounting Standard No. 12 - Discontinuance of adjusting financial statements for inflation. According to this standard, the adjustment of financial statements will commence starting January 1, 2003. Until December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for nominal reporting starting from January 1, 2003. The standard could influence the reported results of the Company. The extent depends on the rate of inflation and the financing resources of the Company.

         Accounting Standard No. 13 - The effects of changes in foreign exchange rates. The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation.
         The standard supersedes the provisions of Clarifications 8 and 9 to Opinion No. 36, which will be voided when Accounting Standard No. 12, referred to above, takes effect. This Standard will apply to financial statements for periods starting after January 1, 2003.


Note 3 - Financial statements in adjusted values

         The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

         Comparative data in the statements were adjusted to the NIS of June 2002.

         Below is data regarding the CPI and the US dollar exchange rate:

                                                       Israel      Exchange rate
                                                          CPI      of one dollar
                                                       ------      -------------
                                                       Points                NIS
                                                       ------                ---

         As at June 30, 2002                          181.68              4.769
         As at June 30, 2001                          170.41              4.165
         As at December 31, 2001                      170.91              4.416


                                                    Change in          Change in
                                                            %                  %
                                                    ---------          ---------

         Six months ended June 30, 2002                 6.30               7.99
         Three months ended June 30, 2002               3.84               2.16

         Six months ended June 30, 2001                 1.11               3.06
         Three months ended June 30, 2001               1.61              (0.64)

         Year ended December 31, 2001                   1.41               9.28


Note 4 - Details Concerning Investee Companies

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company

         1. In 2000, ECI's Board of Directors approved the recommendation of ECI's management to split into five additional companies which would operate in the following different sectors: access products (Inovia), transmission systems (Enavis), optical fiber networks (Lightscape), advanced telephony solutions
                  (NGTS) and wireless communications (Innowave).

                  On January 1, 2001, five subsidiaries were established, each taking with it the relevant employees. These companies are operating as ECI's branches until transfer of the assets (including intangible assets) and liabilities to their legal ownership. Transfer of the holding in these subsidiaries of ECI's shareholders was postponed, mainly due to the slowdown in the global telecommunications market and the decrease in demand for ECI's products.

         2. On December 6, 2001, an agreement was signed for the private placement of 12.5% of ECI's shares to a group of investors in consideration of 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased from 34.6% to 30.3%. Koor recorded a loss of NIS 71 million in its financial statements for 2001 in respect of this allotment.

         3. As a result of the updated revenues forecast and a drop in demand for Innowave's products, Innowave commissioned a fair valuation of its intangible assets. As a result of this, ECI recorded in its financial statements, during the first quarter, a loss of approximately 53 million dollars, for impairment of intangible assets.

         4. During the report period, ECI repaid long-term loans from bank in the amount of approximately 63 million dollars. Of that amount ECI made an early repayment of about 50 million dollars.

         5. During the first quarter, ECI recorded a pre-tax capital gain of approximately 12 million dollars, from the sale of 8.5% of ECtel's shares and exercise of stock options. Following the sale and the exercise of employee stock options, ECI's holding in ECtel decreased to about 59%.

         6. In the second quarter of 2001, Koor's Board of Directors approved for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million dollars, on terms not inferior to market terms on the date of opening the credit line.

         7. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and against some its officers: the former Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, pursuant to the Securities Exchange Act of 1934, in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and the said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers.

                  At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the action as is against the other defendants, i.e. ECI and the other officers.

                  On May 16, 2002, the parties signed a memorandum of understanding, which requires the approval of the Court, for dismissal of the class action. Under the memorandum of understanding, a fund was established to which the settlement amount was transferred by ECI's insurers. It was also agreed that the plaintiffs will cancel their claims against ECI and ECI's officers without any liability or wrongdoing being attributed to them.

                  On July 30, 2002, the parties submitted a request to the Federal Court for approval of the details of the memorandum of understanding.

                  As at the date of the financial statement, there can be no assurance that the Court will approve the aforementioned settlement.

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

         8. The present and future liabilities of ECI to Israeli banks are secured by certain liens on assets and certain rights, as well as an unlimited negative pledge on the assets of ECI. As a condition for the extension of further credit by the banks and as a condition for the negative pledge terms, ECI undertook to comply with certain financial ratios, such as total shareholders' equity, equity to assets ratio, current ratio and operating income ratio. During the first quarter of 2002, an agreement was signed with the lending banks, according to which the financial ratios will be in effect from July 1, 2002 under certain conditions. Starting from July 1, ECI is not in compliance with part of the financial ratios.

                  On August 6, an agreement was signed with the banks according to which the requirement to comply with the financing agreement, including the provisions regarding the financial ratios, was again extended retroactively from July 1 to September 30, 2002 (the "determining date").

                  In the event that a financing agreement is not signed with the lending banks until the determining date, the banks will be able to demand the immediate repayment of the loans in their entirety.

                  ECI is negotiating a change in the provisions of the original financing agreement, including a change in the financial ratios. ECI's management believes an agreement will be reached with the banks as to financial ratios that ECI can comply with and therefore, ECI's management is of the opinion that it will not be required to make an early repayment of the said loans.

         9. During the accounting period, ECI signed an agreement with a customer, whose long-term debt balance stood at 115 million dollars. The agreement includes deferral of part of the interest payments for an 18-month period. In conjunction, the customers' shareholders undertook to invest in the customer's shareholders' equity. ECI's management continues to review the customer's debt repayment ability, and, as at the balance sheet date, evaluates that the debt will be repaid in full.

         10. In March 2002, an independent appraiser (the "Appraiser") conducted a valuation of ECI. According to this valuation, as at March 10, 2002, ECI's value was in the range of 644 to 845 million dollars (between 6.0 to 7.9 dollars per ECI share) (the "Valuation"). On March 10, 2002, ECI's share traded at a price of 4 dollar per share. As at June 30, 2002 the Company holds 33,019,020 ECI shares.

                  The per share value of the Company's investment in ECI, at the Company books, as at June 30, 2002, was 6.9 dollars per share, a value representing the Company's relative interest in ECI's shareholders' equity. On June 30, 2002, ECI's shares were trading at a price of 3 dollars per share, whereas on August 16, 2002, the price was 2.1 dollars per share.

                  At the Appraiser's request (who consented to the Company's use of the Valuation), the Company undertook to indemnify the Appraiser against any expense or financial damage, if at all, which he incurs as a result of any legal action against the Appraiser, taken by any third party, deriving from the Valuation.

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

                  Between the date of publication of the Valuation and the date of publication of the Company's financial statements, ECI's operating loss decreased as a result of an increase in the gross profit and efficiency measures undertaken. During this period, ECI generated positive cash flows from operating activities and positive cash flows from the sale of ECTel shares, in an amount of more than 20 million dollars.

                  When ECI announced its second quarter of 2002 financial results, it indicated that it expects a decrease of 13% to 17% in its revenues in the third quarter of 2002, compared to the revenues of the second quarter of 2002. At the same time, ECI's management announced that it was taking steps to reduce the effect of the expected decline in revenues on its operating results.

                  Company Management believes that the cumulative weight of these circumstances do not indicate that the said Valuation is no longer valid. Therefore, Management believes that the value of the Company's investment in ECI, is not higher than its recoverable value and, therefore, according to generally accepted accounting principles, there is no need to reduce the value of the investment.

                  Nonetheless, Company Management intends to order an updated valuation in order to evaluate its investment in ECI for the third quarter financial statements.

                  In November 2001 the Israel Securities Authority (the "ISA") published a document providing guidance outlining eleven "warning signs", the occurrence of which requires companies to review whether there has been a decline in the value of the Company's investment in an investee which is not of a temporary nature. The Company believes that even though apparently two of these "warning signs" exists (stock market share price and fundraising at a value lower than book value), and despite the fact that there are still no indications of a revival in the telecom market in which ECI operates, there is no need to reduce the value of the Company's investment in ECI since the investment value is not higher than its recoverable value. The following is a discussion of the two "warning signs" that exist with respect to the valuation of the Company's investment in ECI.

                  a) Fundraising at a lower value than the value as recorded in the Company's books

                           In December 2001, an agreement was signed between ECI and a group of investors, pursuant to which these investors purchased 12.5% of ECI's share capital, at a price per share of 3.8 dollars (the "Transaction"). ECI's share price on the Transaction signing date (February 13, 2002), and on the Transaction closing date, was 5.2 dollars and 3.8 dollars, respectively. Based on the terms of the Transaction, these shares cannot be sold for a period of 12 months.

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

                           Company Management believes, that considering all of the facts and circumstances present in the Transaction, leads to the conclusion that the Transaction price is not indicative of a recoverable value lower than the Company's investment value, for the following reasons:

                           1. The Transaction was made with strategic investors, with proven experience in the telecom market, strong business ties and many years of management experience. The financial investment made by the investors at that date, in exchange for restricted shares, together with the understanding on the level of their active involvement in ECI's matters (an understanding that has actually occurred, to ECI's benefit), represents compensation and supplementation of the Transaction price.

                           2. The Transaction was part of a series of steps taken aimed at improving ECI's capital structure, improving the ratio of the shareholders equity to the liabilities, and improving the cash position.

                           3. The dilution of the Company's interest as a result of the transaction, is not significant. The Company gave up a small part of its relative share in ECI's equity in order to increase the value of the remainder of its investment. ECI's major shareholders did not agree to the new investor group's request to increase the amount of their investment beyond that actually executed.

                           4. In the days following publication of the Transaction, ECI's share price increased to almost 6 dollars per share.

                           Company Management believes, that when taking into account the above circumstances, the price per share paid in the isolated transaction should not be indicative of ECI's value.

                  b) Market price's lower than the current value as recorded in the Company's books.

                           Company Management believes, that the market share price is not enough, on its own, to justify a change in the valuation. Management believes that the market price is affected by, among other things, a sharp decline in the NASDAQ, decline in investor confidence in the US stock market following certain accounting events, and negative investor sentiment with respect to stocks in the telecom sector, in general, and with respect to Israeli stocks, in particular. In addition, trading in ECI's shares is characterized by low trading volumes and high volatility.

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

                           Therefore Company Management believes that, as at June 30, 2002, the recoverable value of its investment in ECI is not lower than the Company's recorded investment in ECI at the same date, a value that represents, as mentioned previously, the Company's relative interest in ECI's shareholders' equity. In addition, Management believes that since the Company's investment in ECI is a long-term investment, and ECI's shareholders' equity represents virtually all tangible assets that are subject to examination of a decline in value by ECI itself, presentation of the investment in the Company's financial statements, as at June 30, 2002, based on its relative interest in ECI's shareholders' equity, is an appropriate presentation based on the aggregate circumstances.

         B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company

         1. On January 23, 2002 M-A Industries issued to investors, as part of a private placement, NIS 133,980,000 par value of debentures (series A), at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately 29.5 million dollars. The terms of these debentures are the same for the debentures (series A) issued by M-A Industries under a prospectus in November 2001.

         2. In agreements concerning securitization in which M-A Industries and its consolidated companies contracted in October 2001 for the sale of customer debts to companies from the Bank of America Group, the balance of customer debts sold in cash as at the balance sheet date amounts to about 140 million dollars (December 31, 2001 - about 95.5 million dollars).

                  The expected maximum volume of the financial resources, which will extend to the purchasing companies for buying the customer debts of the consolidated companies, is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts.

         3. During the accounting period, the severe economic crisis in Argentina continued. The peso was devalued further against the dollar by about 123% (from 1.7 pesos to the dollar on December 31, 2001 to 3.79 pesos to the dollar on the balance sheet date).

                  The management of M-A Industries estimates, taking into consideration regulations published by the Government of Argentina, relating to customers' debt stemming from sale of agricultural commodities, that the existing provisions in its books in respect of customers are sufficient.

         B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

         4. M-A Industries and its consolidated company in Brazil undertook to indemnify, on certain terms, financial institutions in respect of credit, which customers of the consolidated company received, which was used to repay those customers' debts to the consolidated company. The amount of the undertaking to indemnify, as at the balance sheet date, is approximately 29 million dollars (December 31, 2001 - about 58 million dollars).

         5. In April 2002, a consolidated company of M-A Industries acquired the entire share capital of Feinchemie Schwebda GmbH ("Feinchemie"), a German company that markets pesticides. The cost of the acquisition was approximately 20 million dollars, whereby the acquiring company may be required to pay an additional sum of up to 5 million euro, subject to Feinchemie's sales in 2002 and 2003.

                  The excess cost created at the time of the acquisition amounted to U.S.$ 20 million (including U.S.$ 4 million created against a contingent liability taking into consideration Management's assessment with respect to Feinchemie's earnings as stated above), which was allocated to goodwill and is being amortized over a period of 20 years.
                  Set forth below are the circumstances and indicators which, in Management's opinion, justify amortization of the goodwill over a period of 20 years:

                  - The agrochemical market in Germany is the sixth largest in the world.

                  - Feinchemie is Germany's ninth largest marketer of generic products for protection of vegetation.

                  - Feinchemie's area of activities is the marketing of products for protection of vegetation. These products are based on basic chemical processes, which are not expected to undergo material technological changes and for which there is no substitute in the agricultural industry.

                  - Most of Feinchemie's customers are farmers and cooperatives, which are characterized by very low interchangeability.

                  - Entrance barriers in Germany are very expensive, lengthy and complex.


         C. Tadiran Ltd. (under voluntary liquidation) - a consolidated company

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation the capital reserve from cumulative foreign currency translation adjustments, of approximately NIS 398 million, which were created in Koor in respect of its investment in Tadiran, was transferred to the statement of income.

         2. In March 2002, a transaction was completed for the sale of a substantial share of the real estate assets of Tadiran to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The total consideration which received during the second quarter of 2002, amounted to approximately NIS 277 million, and a capital gain of about NIS 30 million after tax was recorded in the first quarter of the year 2002


         D. Telrad Networks Ltd. (hereinafter - "Telrad") - a consolidated company

         At the date of approval of the financial statements, Telrad's management is negotiating with the banks a change in the terms of credit.


         E.       Koor Corporate Venture Capital - a consolidated partnership

         In the accounting period, Koor Corporate Venture Capital's management estimated that the value of the investments in several companies in the portfolio is lower than the cost of the investment, and therefore it decided to reduce the value of the investments in the portfolio companies by about NIS 19 million.


Note 5 - Contingent liabilities and commitments

         A. During October 1997, near the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law") concerning price fixing and absence of alleged competition between Tadiran Telecommunications Ltd. ("TTL") and Telrad Networks Ltd. ("Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") investigated the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and in the field of Network Termination Point.

                  On March 4, 2002, Tadiran Ltd. (which undertook to indemnify ECI for any loss it sustained as a result of the matters being investigated by the Commissioner) and Telrad (a wholly-controlled consolidated companies of Koor), received notice from the Authority that it was considering the possibility of bringing each of them to trial for breaking the law, in the matter of actions taken by each of them, according to the Authority, in various matters relating to the supply of public switchboards for the commercial market between 1993 and 1997. The notice said that the allegations against Telrad and Tadiran concerning the field of Network Termination Points were still under investigation by the Commissioner.

                  Under the law, a corporation can be fined for violation of the law, and there could also be implications at the civil level, if damage deriving from a violation of the law is proven.

                  The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


         B. In June 2002 an agreement was signed with Bank Leumi Ltd. according to which a total of NIS 599 million long-term loans will be rescheduled for a period of 4.5 years. According to the terms of the agreement, Koor undertook, among other things, to maintain a minimum shareholders equity, and to partially repay the current debt from future divestitures of specific assets, in the event that the assets are sold.


         C. The commitment of Koor Corporation Venture Capital to further investments in venture capital funds and in start-up companies as at the balance sheet date is 42 million dollars.


Note 6 - Events after the balance sheet date

         In April 2002, the Company signed with Elbit Systems ("Elbit") a non-binding memorandum of understanding for the sale of 24%-30% of the shares of Elisra Electronic Systems Ltd. ("Elisra"), a wholly owned subsidiary of Koor.

         Once the exclusivity period expired on May 17, 2002, and, as a result of the parties failing to reach a binding agreement by June 7, 2002, Koor announced the discontinuation of the negotiations with Elbit.

         On June 7, 2002, Koor signed a binding heads of principle agreement with Elta Electronic Industries Ltd ("Elta") a subsidiary of Israel Aircraft Industries Ltd, whereby Koor will sell to Elta 30% of the shares of Elisra in consideration of 100 million dollars. In addition, Elta was given an option, to purchase another 8% of the shares for about 26 million dollars. The option will expire on the earlier of December 31, 2003 or near the date of Elisra's IPO, should it take place. The detailed agreement was signed on July 2, 2002.

         The agreement is subject to receiving the relevant regulatory approvals.






               Koor Industries Limited (An Israeli Corporation)

                             Financial Statements
                              As at June 30, 2002
                                  (Unaudited)